Exhibit 99.1

Arqit Quantum Inc. Announces Financial and Operational Results for the Fiscal Year 2024

$293,000 in revenue generated for the full fiscal year

Signed seven figure multi-year SKA-PlatformTM enterprise license contract

Commence fiscal year 2025 with annual recurring revenue backlog

Cash position of $18.7 million at the end of the period

London, UK – 5 December 2024 – Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) (“Arqit” or the “Company”), a leader in quantum safe encryption, today announced its operational and financial results for the fiscal year ended 30 September 2024.

Operational Highlights for fiscal year 2024

•	Arqit reported revenue of $293,000 for the fiscal year. The company executed on contracts during the period for 13 customers. Most contracts were limited licenses for demonstration and integration testing of Arqit’s symmetric key agreement software. Arqit saw an increase in the number of customers executing such contracts through the period. The company believes this is a positive indicator of product momentum.

•	As previously announced, Arqit was awarded a multi-year enterprise license contract in the EMEA region for a government end user that is expected to result in seven figures in annual recurring revenue in total. Prior to the end of the 2024 fiscal year, the contract was finalized. Revenue generation is expected to commence in the current fiscal period.

•	Previously, Sparkle, a top global telecommunications service operator, announced it completed demonstrations of a fully automated implementation of an on-demand MEF Internet Access Service secured by post-quantum cryptography It is the second Network-as-a-Service (“Naas”) quantum safe internet use case completed by Sparkle. Its first use case was an Arqit secured international VPN between Italy and Germany. Sparkle’s stated roll out this year of its quantum safe NaaS offerings continues apace supported by Arqit. Take up of Sparkle’s NaaS offerings by end customers requires licenses for Arqit’s SKA software which would result in revenue to Arqit.

•	The company engaged in demonstration and integration activity with eight telecom network operators during the period. Engagements increased from three in the first half of the fiscal year to an additional five in the second half.

•	Arqit joined Intel Partner Alliance working in cooperation to develop and execute go-to-market activity targeting muti-vertical customers across the Telco, Enterprise and Government customer landscape.

•	In September, Arqit was named a 2024 International Data Corp (IDC) Innovator for post quantum cryptography. The company is one of only five vendors recognized by IDC that are providing transformative solutions which enterprises can use to protect classical data and infrastructure with a long shelf value from the risk of a potential quantum cyberattack.

•	On 27 September 2024, Arqit announced Andy Leaver, a seasoned software company executive and Operating Partner from Notion Capital, has been appointed as Chief Executive Officer. Mr. Leaver brings a wealth of experience to the Chief Executive role having held senior executive roles at leading software companies including: Ariba, Bazaarvoice, Hortonworks, SuccessFactors and Workday as well as having been an adviser to several successful private software scale ups. He has expertise in driving sustainable revenue growth and scaling businesses. Notion Capital is a leading European venture capital firm and early backer of Arqit. Mr. Leaver will act independently of Notion Capital in his role as CEO.

•	Nicola Barbiero was appointed as a Class I Director on 26 November 2024. Mr. Barbiero has nearly two decades of experience in investment management and financial operations. He has been Investment Director of the Heritage Group since 2020. From 2013 to 2020, he held the positions of CFO and CIO at Solidarietà Veneto, one of Italy’s largest pension plan companies. Mr. Barbiero holds a Master’s degree in Economics and Finance from Ca’ Foscari University of Venice.

•	The company previously announced cost reduction initiatives. Operating costs for the last three months of fiscal year 2024 averaged $2.3 million per month. Pro forma for additional operating cost saving which have or will be actioned shortly, budgeted average monthly operating costs for fiscal year 2025 are expected to be approximately $2.15 million.

•	On 30 September 2024, Arqit entered into a securities purchase agreement pursuant to which it sold 5,440,000 ordinary shares (on a post reverse share split basis) at an offering price of $2.50 per share in a registered direct offering. Gross proceeds to the company were approximately $13.6 million. In a concurrent private placement, Arqit issued unregistered warrants to purchase up to 5,440,000 shares (on a post reverse share split basis) with an exercise price of $2.50, exercisable upon the later of (i) one year from the issuance date, (ii) the date of the approval by the Arqit’s shareholders of an increase in authorized capital sufficient to permit the issuance of shares upon the exercise of the warrants and (iii) the date that the closing trading price of Arqit’s ordinary shares has exceeded $5.00 for 60 consecutive trading days. The purchasers were Heritage Assets SCSP (Arqit director Manfredi Lefebvre d’Ovidio has shared investment and voting power over the shares held by Heritage Assets SCSP), existing Arqit shareholder Notion Capital, the beneficial owner of the Arqit shares held by Ropemaker Nominees Limited, and Carlo Calabria and Garth Ritchie, each a director of the Company.

•	As of 30 September 2024, Arqit had $18.7 million of cash and cash equivalents.

•	On 25 September 2024, Arqit effected a 25:1 reverse share split consolidating its authorized share capital. The Company effected the reverse share split in an effort to regain compliance with Nasdaq’s minimum $1.00 bid price per share requirement. The Company was first notified by Nasdaq of its failure to maintain a minimum bid price of $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rule 5550(a)(2) on 19 October 2023. Arqit was notified on 18 October 2024 by Nasdaq that it had regained compliance with Nasdaq’s listing standards. The Company previously disclosed that the par value of its ordinary shares following the reverse share split was $0.000004, however the par value of the Company’s ordinary shares following the reverse share split is $0.0025.

•	In December 2022, Arqit established an at-the-market equity offering program (the “ATM Program”) pursuant to which it may issue and sell ordinary shares with an aggregate offering amount of up to $50.0 million. Effective 15 April 2024, Arqit amended its ATM Program reducing the aggregate offering amount to $29.0 million. Effective 8 September 2024, Arqit amended its ATM Program further reducing its offering amount to $16.0 million. As a result, the remaining balance available for issuance, net of amounts issued in previous periods, is $4.1 million. Arqit issued 48,803 shares (on a post reverse split basis) under the ATM Program during fiscal year 2024.

Management Commentary

Fiscal year 2024 was marked by progress across a number important vectors for the company. From market appreciation of the need for enhanced encryption to protect against the threats of today and tomorrow, to important new OEM and network operator relationships.

Arqit was early in understanding the weaknesses of today’s legacy public key cryptography architecture and the need for enhanced encryption, specifically symmetric key agreement solutions, to combat the pending threat posed by quantum computing to cyber security. Important governmental and national security organizations, including the U.S. White House and the National Security Agency (May 2022), have emphasized the imperative to upgrade security of critical governmental and enterprise cyber infrastructure with a bias toward symmetric key agreement solutions.

2024 has been a year of increasing market awareness of the need to enhanced cryptography. In October, Gartner named post quantum cryptography as one of the most important technology trends for 2025 which represents “a strategic imperative that requires thoughtful consideration and decisive action.” International Data Corp (IDC) echoed this theme in its recent IDC Innovators - Post Quantum Cryptography report. IDC named Arqit one of the leading vendors addressing the need for enhanced security.

Arqit has seen a tangible benefit from increased market awareness. Winning the CTO Outstanding Technology Award for secure 5G solution at the Mobile World Congress in February 2024 and The Cyber Defense Product of the Year award at the 2024 National Cyber Awards elevated Arqit’s profile as a leading provider of next generation symmetric key agreement cryptography. Direct inquiry from OEMs, network operators and government organizations increased materially during the fiscal year. For the period, Arqit executed or was engaged in demonstration and testing initiatives with 13 organizations or enterprises.

As a result, Arqit is moving into a revenue growth and customer fulfillment phase of its development. Through its EMEA distribution partner Arqit executed a seven figure, multi-year annual recurring revenue contract for a significant governmental end customer. The company believes that additional governmental and enterprise customer opportunities will result in-country as result of this marquis end customer engagement.

The rapid development of Arqit’s relationship with Sparkle reflects a recognition of the cyber threats facing network operators and their customers. Arqit is working closely with Sparkle at pace in support of its rollout across its international fiber network. Other network operators are similarly cognizant of the threats and, as a result, Arqit has or is engaged with eight telecom network operators regarding the Arqit SKA-PlatformTM solution.

In short, the end market is moving toward the company. Recognition of the need for enhanced cryptography and the efficacy of Arqit’s symmetric key solution has increased during the fiscal year. Arqit is beginning to see the benefit in contract wins and annual recurring revenue backlog. The company enters fiscal year 2025 with positive momentum.

Internally the company is focusing its resources and efforts to match the current moment:

-	Focusing on the biggest and most actionable opportunities which reside in telecom, government and defense

-	Executive changes to meet the phase of development

-	Internal resources and processes refined to meet customer fulfillment

-	Reducing costs to strength operating position

-	Increasing its capital position to close its business case

Commenting, Andy Leaver, Arqit Chief Executive Officer said: “I am pleased to join Arqit at this important moment in its development. The company’s symmetric key agreement software is proven and we are beginning to see market take-up as evidenced by the important announced contract wins and developing relationship with network operators. We enter fiscal 2025 on firm footing.

The focus for this fiscal year is on seamless execution of executed contracts and closing additional opportunities with existing customers as well as converting demonstration and testing engagements into fulsome contractual relationships.

Arqit has taken the necessary operational steps to capitalize on the market moving in our direction and our proven solution to meet the market’s need for stronger encryption. Focus and execution are the operative words for the fiscal year 2025.”

Fiscal Year 2024 Financial Highlights

The following is a summary of Arqit’s operating results for the twelve month period ended 30 September 2024. Comparison is made, where applicable, to the comparable period ended 30 September 2023.

•	Generated $293,000 in revenue for fiscal year 2024 as compared to $640,000 in revenue for the comparable period in 2023. The decrease was due to no significant perpetual enterprise licenses sold in fiscal year 2024. In fiscal year 2023, the company sold two such licenses with high upfront revenue which represented a significant portion of revenue during that period. Arqit has intentionally moved from perpetual licenses toward operational licenses with prospective annual recurring revenue. The transition results in lower upfront revenue associated with a perpetual license. While generating lower upfront revenue, operational licenses are expected to result in growing annual recurring revenue as consumption of our symmetric key agreement software increases.

•	Arqit SKA-Platform™ contract revenue totaled $293,000 of which $102,000 was professional services in support of contract activity. Most contracts were limited licenses for demonstration and integration testing of Arqit’s symmetric key agreement software.

•	Arqit SKA-Platform™ revenue for fiscal year 2024 was generated from contracts with 13 customers.

-	Six contracts represented a license for Arqit SKA-PlatformTM as a Service

-	Four contracts represented licenses for Arqit NetworkSecure™

-	Three contracts were for professional services

•	Arqit SKA-Platform™ revenue for fiscal year 2023 was $640,000 from seven contracts, the bulk of which was from two perpetual licenses.

•	Administrative expenses[1] for the period were $23.5 million versus $55.2 million for fiscal year 2023. Lower share based compensation, employee expenses and legal and professional fees were the largest drivers of the variance between periods. Arqit’s headcount as of fiscal year end was 82 as compared to 147 as of fiscal year end 2023. Administrative expense for the period includes a negative $1.6 million non-cash charge for share based compensation versus a $14.1 million charge for the comparable period in 2023.

•	Operating loss for the period was $24.6 million versus a loss of $54.5 million for fiscal year 2023. The variance in operating loss between periods primarily reflects lower administrative expenses for fiscal year 2024.

•	Loss before tax from continuing operations for the period was $23.9 million. Adjusted loss before tax for the period was $23.9 million[2] which in management’s view reflects the underlying business performance once the non-cash change in warrant value is deducted from loss before tax. For fiscal year 2023, loss before tax from continuing operations was $44.1 million and adjusted loss before tax was $54.7 million. The variance between periods is primarily due to lower administrative expenses, impairment losses on trade receivables, impairment losses on intangible assets and the change in fair value of warrants.

•	During the fiscal year 2024, Arqit determined that its satellite assets were no longer considered as “held for sale”. As a result, the satellite assets have been fully impaired, and an impairment loss was recognized as part of “loss from discontinued operations, net of tax”.

•	Arqit ended fiscal year 2024 with cash and cash equivalents of $18.7 million versus a cash balance of $44.5 million as of Arqit’s 2023 fiscal year end.

1 Administrative expenses are equivalent to operating expenses.

2 Adjusted loss before tax is a non-IFRS measure. For a discussion of this measure, how its calculated and a reconciliation to the most comparable measure calculated in accordance with IFRS, please see “Use of Non-IFRS Financial Measures” below.

•	During the period 180,106 restricted share units were granted under Arqit’s equity incentive plan. A total of 87,319 restricted share units and 25,306 options were granted to employees, officers and directors under the plan were outstanding at 30 September 2024.

-ends-

Conference Call

Arqit will host a conference call at 11:00 a.m. ET / 8:00 a.m. PT on December 5, 2024 with the Company’s CEO, Andy Leaver, and CFO, Nick Pointon. A live webcast of the call will be available on the “News & Events” page of the Company’s website at ir.arqit.uk. To access the call by phone, please go to this link (registration link) and you will be provided with dial in details. To avoid delays, we encourage participants to dial into the conference call fifteen minutes ahead of the scheduled start time. A replay of the webcast will also be available for a limited time at ir.arqit.uk.

About Arqit

Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) (Arqit) supplies a unique encryption software service which makes the communications links of any networked device, cloud machine or data at rest secure against both current and future forms of attack on encryption – even from a quantum computer. Compatible with NSA CSfC Components and meeting the demands of NSA CSfC Symmetric Key Management Requirements Annexe 1.2. and RFC 8784, Arqit’s Symmetric Key Agreement Platform uses a lightweight software agent that allows end point devices to create encryption keys locally in partnership with any number of other devices. The keys are computationally secure and facilitate Zero Trust Network Access. It can create limitless volumes of keys with any group size and refresh rate and can regulate the secure entrance and exit of a device in a group. The agent is lightweight and will thus run on the smallest of end point devices. The product sits within a growing portfolio of granted patents. It also works in a standards compliant manner which does not oblige customers to make a disruptive rip and replace of their technology. Arqit is winner of two GSMA Global Mobile Awards, The Best Mobile Security Solution and The CTO Choice Award for Outstanding Mobile Technology, at Mobile World Congress 2024, recognised for groundbreaking innovation at the 2023 Institution of Engineering and Technology Awards and winner of the National Cyber Awards’ Innovation in Cyber Award and the Cyber Security Awards’ Cyber Security Software Company of the Year Award. Arqit is ISO 27001 Standard certified. www.arqit.uk

Media relations enquiries:

Arqit: pr@arqit.uk

Investor relations enquiries:

Arqit: investorrelations@arqit.uk

Use of Non-IFRS Financial Measures

Arqit presents adjusted loss before tax, which is a financial measure not calculated in accordance with IFRS. Although Arqit's management uses this measure as an aid in monitoring Arqit's on-going financial performance, investors should consider adjusted loss before tax in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with IFRS. Adjusted loss before tax is defined as loss before tax excluding change in fair value of warrants, which is non-cash. There are limitations associated with the use of non-IFRS financial measures, including that such measures may not be comparable to similarly titled measures used by other companies due to potential differences among calculation methodologies. There can be no assurance whether (i) items excluded from the non-IFRS financial measures will occur in the future, or (ii) there will be cash costs associated with items excluded from the non-IFRS financial measures. Arqit compensates for these limitations by using adjusted loss before tax as a supplement to IFRS loss before tax and by providing the reconciliation for adjusted loss before tax to IFRS loss before tax, as the most comparable IFRS financial measure.

IFRS and Non-IFRS loss before tax

Arqit presents its consolidated statement of comprehensive income according to IFRS and in line with SEC guidance. Consequently, the changes in warrant values are included within that statement in arriving at loss before tax. The changes in warrant values are non-cash. After this adjustment is made to Arqit’s IFRS loss before tax of $23.9 million, Arqit’s non-IFRS adjusted loss before tax is $23.9 million, as shown in the reconciliation table below.

	Year end 30 Sept. 2024 $’000	Year end 30 Sept. 2023 $’000
Loss)/profit before tax from continuing operations on an IFRS basis	$(23,977)	$(44,113)
Change in fair value of warrants	$(6)	$(10,638)
Adjusted loss before tax	$(23,983)	$(54,751)

The change in fair value of warrants arises as IFRS requires our outstanding warrants to be carried at fair value within liabilities with the change in value from one reporting date to the next being reflected against profit or loss in the period. It is non-cash and will cease when the warrants are exercised, are redeemed, or expire.

Other Accounting Information

As of 30 September 2024, we had $14.9 million of total liabilities, of which none was related to our outstanding warrants, which are classified as liabilities rather than equity according to IFRS and SEC guidance, the warrant liability is calculated as the fair value of the warrants as of 30 September 2024.  We had total assets of $26.7 million including cash of $18.7 million.